UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the

                         Securities Exchange Act of 1934

                      and Rule 14f-1 under the Exchange Act

                              TONGA CAPITAL CORP.

             (Exact name of registrant as specified in its charter)

  COLORADO                 000-50619                       84-1069035
   --------                 ----------                      ----------
(State or other             (Commission File                (IRS Employer
jurisdiction of             Number)                         Identification No.)
of incorporation)





              3027 Marina Bay Dr., Suite 105, League City, TX 77573
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (281) 334-5161
                                 --------------
               (Registrant's telephone number including area code)

INFORMATION STATEMENT PURSUANT TO SECTION 14 (F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

     This Information Statement is being mailed on or about September 1, 2006 to holders of record as of the close of business on July __, 2006 of shares of common stock, ("Common Stock"), of Tonga Capital Corp. (the "Company," "we," "us," or "our"). You are receiving this Information Statement in connection with the appointment of persons designated by ____________________ ("___"), to two seats on the Board of Directors of the Company (the "Board") in connection with the issuance of 39,275,000 common shares pursuant to the Plan and Agreement of Reorganization on ___________ representing approximately 96% of the Company's outstanding Common Stock.

     The appointment is being effected through an increase in the number of board members, appointed by Board Action. Nevertheless, you are urged to read this Information Statement carefully and in its entirety.

         THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

     The Company has issued 39,275,000 shares of Common Stock pursuant to the Plan and Agreement of Reorganization with Momentum Biofuels, Inc. (MBF). A total of 39,275,000 shares have been issued to interest holders of MBF, in exchange for 100% of MBI.

     Additionally, on the Closing Date, Mr. Jeffrey Ploen resigned from his position as our Chief Executive Officer, President, Secretary and Treasurer. Effective on the Closing Date, Mr. Charles T. Phillips was appointed to serve as our President, Chief Executive Officer and Director.

     In connection with the change in control of the Company, we also changed our business plan. Prior to the change in control, we had been dormant and had not realized any profitable operations. In connection with the change in control, our Board desires to pursue business endeavors related to biodiesel plant design and installation. Accordingly, our Board intends to seek additional capital to enable us to carry out our new business plan.

                                VOTING SECURITIES

     As of the date of this Information Statement, our authorized capital stock consisted of 500,000,000 shares of Common Stock, $.001 par value, of which, 47,127,539 shares are issued and outstanding as of August 7, 2006. Each share of Common Stock entitles the holder of the share to one vote.

                                   MANAGEMENT

Executive Officers and Directors

         Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers.

NAME                                     AGE       POSITION
--------------------------------------------------------------------------------
Charles T. Phillips                                CEO/President/Director
--------------------------------------------------------------------------------
Robert E. Degeyter                                 CFO/Secretary/Treasurer
--------------------------------------------------------------------------------
Jeffrey Ploen                                      Director
--------------------------------------------------------------------------------

Nominees for new director positions
--------------------------------------------------------------------------------
K. Kirk Krist                                      Director (Nominee)
--------------------------------------------------------------------------------
W. Richard Anderson                                Director (Nominee)
--------------------------------------------------------------------------------
Elizabeth Evans                                    Director (Nominee)
--------------------------------------------------------------------------------

         Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Set forth below under "Business Experience" is a description of the business experience of our new executive officers and directors.

Business Experience


CHARLES T. PHILLIPS - Chairman, President and Chief Executive Officer

Mr.  Phillips  serves as  Chairman,  President  and CEO and is  responsible  for business strategy, goal setting and providing direction toward reaching organizational goals. He will also work jointly with the management team on securing purchasing, logistics and marketing contracts and relationships.

He has previously served as Chairman, President and Director of Systems Management Solutions, Inc., parent of SMS Envirofuels, Inc., as well as an Advisory Director of SaFuels, Inc. both biodiesel producers. Mr. Phillips became interested in the biodiesel industry in 1998 as counsel to Texoga Industries, Inc. and was responsible for the organization of SaFuels, Inc., which began the operation of a pilot plant that year. In 2001, SaFuels, Inc. entered into a joint venture with Aegis Fuels Technologies, Inc., another client of Mr. Phillips, which became SMS Envirofuels, Inc. and was acquired by Systems Management Solutions, Inc.

Mr. Phillips has been involved in the legal as well as the business operations of several companies. During the 1970's, he was involved in the securities registration, marketing and operations of several oil and gas and real estate limited partnerships. During the 1980's, he was involved in several public companies, including as founding shareholder of Ensource, Inc. (Formerly listed on the NYSE:EEE). During the 1990's, Mr. Phillips was a founding director of International Well Control, Inc. and served as General Counsel to its successor, Boots & Coots International Well Control, Inc. (AMEX:WEL).

Mr. Phillips is an attorney, licensed to practice in the State of Texas and admitted to practice before the United States District Courts for the Southern and Western Districts of Texas and before the United States Court of Appeals for the Fifth Circuit. He is also a member of the College of the State Bar of Texas. Mr. Phillips attended the University of Texas and the University of Texas School of Law, receiving his JD degree in 1966. Mr. Phillips was convicted of a felony in 1991 which was fully probated, and declared personal bankruptcy in 1996 under Chapter 7.

JEFFREY PLOEN Age 56

Mr. Ploen will serve as director, a member of the Audit Committee and a member of the Compensation Committee. Jeff has been a member of the investment banking industry for over 25 years specializing in small or micro cap firms. He is a founding partner and is current the CEO and Chairman of the Board of Iofina Natural Gas plc. He was the former President and CEO of Tonga Capital Corp. He was the Finance Director from Navidec Corp. from 2003-2004. Jeff enjoyed positions with several micro cap brokerage houses from 1972 through 1994 including Engler and Budd, Cohig and Associates, Neidiger, Tucker and Brunner and Institutional Securities, Inc. For the past ten years Jeff has been President of J. Paul Consulting Corp., a firm specializing in financing for small and micro cap firms.

ELIZABETH EVANS (Nominee) Director of Business Development Age 48

Elizabeth A. Evans serves as the Director of Business Development for the Company. She is responsible for originating and negotiating future contracts to build, manage and/or own biodiesel processing facilities in the United States. This may also include other business lines in a vertical integration plan such as soybean crushing facilities and glycerin refining operations.

Ms. Evans' career includes twenty-five years of experience in corporate development and financial structuring in the financial services and energy sectors. For the past five years she has focused primarily in the renewable and sustainable resources sector in a biobased economy.

Prior to joining Momentum Biofuels Ms. Evans raised money for multiple entities in the energy and transportation sectors. She held senior management positions with LodgeNet Entertainment Corporation and North Western Energy Corporation, a NYSE traded utility, concentrating on venture capital investments. Preceding her time in the energy capital markets, Ms. Evans led the Merger & Acquisition activity for the Davis Companies in Los Angeles reporting directly to Marvin Davis while originating and structuring more than $1 billion in new business.

Ms. Evans holds a B.A. with Honors from Bowdoin College and a Masters in Finance from the American Graduate School of International Management.

K. Kirk Krist-Director (Nominee)  Age 47

Mr. Krist will serve as director, a member of the Audit Committee and as Chairman member of the Compensation Committee. Mr. Krist has also served as a director of Boots & Coots International Well Control, Inc. since July 1997. On December 4, 2002, Mr. Krist was elected Chairman of the Board of Boots & Coots International Well Control, Inc. Mr. Krist is a 1982 graduate of the University of Texas with a B.B.A. in Business. He has been a self-employed oil and natural gas investor and venture capitalist since 1982.

W. RICHARD ANDERSON  (Nominee) Age 53

Mr. Anderson will serve as director, as Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Anderson has also served as a director of Boots & Coots International Well Control, Inc. since August 1999. For Boots & Coots International Well Control, Inc., Mr. Anderson also serves as chairman of the Audit Committee and is a member of the Compensation Committee for Boots & Coots International Well Control, Inc. Mr. Anderson is the President, Chief Financial Officer and a director of Prime Natural Resources, a closely held exploration and production company. Prior to his employment at Prime in January 1999, he was employed by Hein & Associates LLP, a certified public accounting firm, where he served as a partner from 1989 to January 1995 and as a managing partner from January 1995 until October 1998.

ROBERT E. DEGEYTER, CPA  - Chief Financial Officer Age 58

Mr. Degeyter serves as Chief Financial Officer, Senior Vice President, Treasurer and Secretary and is responsible for directing the organization's financial planning and accounting practices and managing relationships with lending institutions, investors, and the financial community.

He has thirty-five years of practical business experience with public and private companies of all sizes in a variety of industries. Mr. Degeyter's industry experience includes manufacturing, services, distribution, regulated water utilities and IT consulting & staffing. Mr. Degeyter has also served as a partner of Tatum CFO Partners, LLP. Prior to joining Tatum CFO, he was Sr. Vice President, CFO for SIG, Inc., an IT consulting and staffing firm. In addition to all financial reporting and treasury functions, he was a key member of the acquisition team for target evaluation and negotiation and mezzanine finance negotiation.

For twenty years Mr. Degeyter owned and managed Degeyter & Associates, CPAs, a full service accounting, auditing, tax and consulting practice. He provided clients services in acquisition negotiation and consultation, loan search, computer systems design and implementation, human resource consultation and benefit plan administration. He also represented investor owned water utilities with rate increase applications before State regulatory agencies. His firm prepared the rate change applications and he was expert witness in full evidentiary hearings.

Prior to Degeyter & Associates, he was Vice President, Treasurer of The Rein Company, a manufacturer of business forms. Before the Rein Company, he was controller of Dixie Carriers, Inc., a barge transportation company and before that he was controller for C.A. Russell, Inc., a steel tubing distributor.

After  graduation  from  college Mr.  Degeyter was on the audit staff of Ernst &
Young for two years. Mr. Degeyter holds a BBA in Accounting from Lamar University. He is member of the Texas Society of CPAs and the American Institute of CPAs. He is a Certified Financial Planner.

Employment Agreements

     We do not have employment agreements with any officers as of the date hereof. We may enter into such agreements in the future.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended December 31, 2005, all officers, directors and 10% stockholders have complied with all applicable Section 16(a) filing requirements.

Corporate Governance

         We are not a "listed company" under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors. Our entire Board serves as our audit committee. No member of our Board is considered "independent" pursuant to Section 10A(m)(3) of the Securities Act of 1934, as amended. The Board has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of the audit committee.

         Additionally, our Board does not have a standing compensation or nominating committee. Because we do not have such committees, our full Board performs the functions of such committees. In considering director nominees, at a minimum, our Board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the director nominee would he subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges. As of the date of this Information Statement, our Board has not adopted procedures for the recommendation of nominees for the board of directors. Our Board will accept nominations from our stockholders.

Stockholder Communication with the Board

     Stockholders may send communications to our Board by writing to: Tonga Capital Corporation, 3027 Marina Bay Dr., Suite 105, League City, TX 77573, attention Board or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

                             EXECUTIVE COMPENSATION

Executive Officer Compensation

         The following  table sets forth the  compensation  payable to our Chief
Executive  Officer and other  executive  officers  of the  Company   for
services in all capacities to the Company and its subsidiaries during the two years ended December 31, 2005.


                            Fiscal     Annual     Compensation     Awards
Name & Principal            Year       Salary         Bonus        Other Annual          Restricted       Securities
Position                    Ended      ($)            ($)          Compensation          Stock            Underlying
                            December 31                                ($)               Award(s)         Options/
                                                                                         ($)              SARS (#)
- ----------------------------------------------------------------------------------------------------------------------------------

Charles Phillips            2006       $0             0            0                     0                0
President/ CEO              2005       $0             0            0                     0                0
& Director                  2004       $0             0            0                     0                0

Robert E. Degeyter          2006       $0             0            0                     0                0
Secretary/Treasurer         2005       $0             0            0                     0                0
& CFO                       2004       $0             0            0                     0                0

Jeff Ploen (1)              2006       $0             0            0                     0                0
(former President/
Director)                   2005       $0             0            0                     0                0
                            2004       $0             0            0                     0                0

All Officers &              2006       $0             0            0                     0                0
Directors as a group (2)    2005       $0             0            0                     0                0
                            2004       $0             0            0                     0                0


         The Company has not adopted any stock option or other forms of incentive compensation plans at this time.

                           Compensation of Directors
                           -------------------------

Our directors do not receive any compensation pursuant to any standard arrangement for their services as directors. Wesley Whiting and Redgie Green each received 5,000 shares of common stock in 2005 for their services rendered in 2005.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         We have set forth in the following table certain information regarding our Common Stock beneficially owned on the date of this Information Statement for each stockholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and
(iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned. On the date of this Information Statement, there were 47,127,539 shares of common stock outstanding.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


This schedule related to the acquisition of beneficial ownership of Common Stock of Tonga Capital Corp. (hereinafter the "Company", whose principal place of business is located at 3027 Marina Bay Dr., Suite 105, League City, TX 77573, of which Charles T. Phillips acquired 24,475,000 shares of Common Stock by share exchange from the Company in June 2006. In addition, Mr. Phillips is trustee of Momentum Directors Trust, owning 800,000 shares, and trustee of Momentum Employees Trust, owning 13,599,500 shares of which Mr. Phillips disclaims any beneficial ownership Such shares are the subject of this report. -

                                               SIGNATURES

         Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Tonga Capital Corp

                                                     (Registrant)



Date: August 25, 2006

                                               By:/s/Charles T. Phillips

                                            Charles T. Phillips, President/CEO